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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Bierman, James L.		Quintiles Transnational Corp. (QTRN)
	4709 Creekstone Drive Suite 200	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			March 17, 2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Durham, NC 27703 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Executive VP and Chief Financial Officer

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock													3,685 (19)		D

	Common Stock													422.903		I		by QTRN ESOP Trust

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Option (right to buy)		$48.125

	Stock Option (right to buy)		$53.375

	Stock Option (right to buy)		$53.375

	Stock Option (right to buy)		$50.875

	Stock Option (right to buy)		$42.4375

	Stock Option (right to buy)		$42.4375

	Stock Option (right to buy)		$35.875

	Stock Option (right to buy)		$35.875

	Stock Option (right to buy)		$22.00

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	06/16/01	06/16/08		Common Stock	15,000				15,000		D

	04/30/99	12/31/08		Common Stock	1,440				1,440		D

	12/31/02	12/31/08		Common Stock	7,123				7,123		D

	02/04/03	02/04/09		Common Stock	5,000				5,000		D

	05/15/00	06/07/09		Common Stock	820				820		D

	(1)	06/07/09		Common Stock	2,859				2,859		D

	05/15/00	08/15/09		Common Stock	1,065				1,065		D

	(2)	08/15/09		Common Stock	4,036				4,036		D

	05/15/00	11/15/09		Common Stock	753				753		D

Explanation of Responses:

(1) Options vest 25% on 06/07/00, 50% on 06/07/01, 75% on 06/07/02, and 100% on 06/07/03.

(2) Options vest 25% on 08/15/00, 50% on 08/15/01, 75% on 08/15/02, and 100% on 08/15/03.

(3) Options vest 25% on 11/15/00, 50% on 11/15/01, 75% on 11/15/02, and 100% on 11/15/03.

(4) Options vest 25% on 02/15/01, 50% on 02/15/02, 75% on 02/15/03, and 100% on 02/15/04.

/s/ Tammy B. Stogner By: Tammy B. Stogner, Attorney in Fact For: James L. Bierman	March 19, 2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Option (right to buy)		$22.00

	Stock Option (right to buy)		$29.9375

	Stock Option (right to buy)		$29.9375

	Stock Option (right to buy)		$14.25

	Stock Option (right to buy)		$14.375

	Stock Option (right to buy)		$13.4375

	Stock Option (right to buy)		$13.4375

	Stock Option (right to buy)		$16.0625

	Stock Option (right to buy)		$18.9375

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(3)	11/15/09		Common Stock	5,484				5,484		D

	05/15/00	02/15/10		Common Stock	598				598		D

	(4)	02/15/10		Common Stock	3,934				3,934		D

	04/15/02	04/15/10		Common Stock	539				539		D

	(5)	04/24/10		Common Stock	15,000				15,000		D

	(6)	05/04/10		Common Stock	117,398				117,398		D

	05/15/01	05/04/10		Common Stock	17,757				17,757		D

	(7)	10/13/10		Common Stock	272,500				272,500		D

	11/05/01	11/05/09		Common Stock	19,100				19,100		D

Explanation of Responses:

(5) Options vest 25% on 04/24/00, 50% on 04/24/01, 75% on 04/24/02, and 100% on 04/24/03.

(6) Options vest 25% on 12/31/01, 50% on 12/31/02, 75% on 12/31/03, and 100% on 12/31/04.

(7) Options vest 25% on 10/13/00, 50% on 10/13/01, 75% on 10/13/02, and 100% on 10/13/03.

(8) Options vest 25% on 03/31/02, 50% on 03/31/03, 75% on 03/31/04, and 100% on 03/31/05.

/s/ Tammy B. Stogner By: Tammy B. Stogner, Attorney in Fact For: James L. Bierman	March 19, 2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Option (right to buy)		$18.875

	Stock Option (right to buy)		$23.23

	Stock Option (right to buy)		$25.25

	Stock Option (right to buy)		$25.25

	Stock Option (right to buy)		$14.60

	Stock Option (right to buy)		$16.05

	Stock Option (right to buy)		$17.75

	Stock Option (right to buy)		$14.20

	Stock Option (right to buy)		$13.09

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(8)	03/31/11		Common Stock	22,157				22,157		D

	(9)	06/27/11		Common Stock	10,000				10,000		D

	07/31/01	06/30/11		Common Stock	3,126				3,126		D

	(10)	06/30/11		Common Stock	16,237				16,237		D

	(11)	09/30/11		Common Stock	28,998				28,998		D

	(12)	12/31/11		Common Stock	25,952				25,952		D

	(13)	03/31/12(20)		Common Stock	23,522				23,522		D

	(14)	05/06/12		Common Stock	8,493				8,493		D

	(15)	06/15/12		Common Stock	32,078				32,078		D

Explanation of Responses:

(9) Options vest 25% on 06/27/02, 50% on 06/27/03, 75% on 06/27/04, and 100% on 06/27/05.

(10) Options vest 25% on 06/30/02, 50% on 06/30/03, 75% on 06/30/04, and 100% on 06/30/05.

(11) Options vest 25% on 09/30/02, 50% on 09/30/03, 75% on 09/30/04, and 100% on 09/30/05.

(12) Options vest 25% on 12/31/02, 50% on 12/31/03, 75% on 12/31/04, and 100% on 12/31/05.

/s/ Tammy B. Stogner By: Tammy B. Stogner, Attorney in Fact For: James L. Bierman	March 19, 2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Option (right to buy)		$9.76

	Stock Option (right to buy)		$12.11

	Stock Option (right to buy)		$12.27		03/17/03				A			35,621

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(16)	09/16/12		Common Stock	44,674				44,674		D

	(17)	12/16/12		Common Stock	35,620				35,620		D

	(18)	03/17/13		Common Stock	35,621				35,621		D

Explanation of Responses:

(13) Options vest 25% on 03/31/03, 50% on 03/31/04, 75% on 03/31/05, and 100% on 03/31/06.

(14) Options vest 25% on 05/06/03, 50% on 05/06/04, 75% on 05/06/05, and 100% on 05/06/06.

(15) Options vest 25% on 06/15/03, 50% on 06/15/04, 75% on 06/15/05, and 100% on 06/15/06.

(16) Options vest 25% on 09/16/03, 50% on 09/16/04, 75% on 09/16/05, and 100% on 09/16/06.

(17) Options vest 25% on 12/16/03, 50% on 12/16/04, 75% on 12/16/05, and 100% on 12/16/06.

(18) Options vest 25% on 03/17/04, 50% on 03/17/05, 75% on 03/17/06, and 100% on 03/17/07.

(19) Includes 553 shares acquired under the Quintiles Transnational Corp. Employee Stock Purchase Plan for the quarter ended December 31, 2002.

(20) In prior Form 4 filings, the reporting person inadvertently reported the incorrect Expiration Date. The correct date is set forth above.

/s/ Tammy B. Stogner By: Tammy B. Stogner, Attorney in Fact For: James L. Bierman	March 19, 2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.